File No. 812-14734

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

THIRD AMENDED AND RESTATED

APPLICATION FOR AN ORDER APPROVING

THE TERMS OF CERTAIN OFFERS OF EXCHANGE

PURSUANT TO

SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A OF AXA EQUITABLE LIFE INSURANCE COMPANY

AXA ADVISORS, LLC

AXA DISTRIBUTORS, LLC

ALPS DISTRIBUTORS, INC.

ALLIANCEBERNSTEIN INVESTMENTS, INC.

Please direct all communications, notices and orders to:

Shane Daly

Lead Director and Associate General Counsel

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, New York 10104

With a copy to:

Christopher E. Palmer, Esq.

Andrew L. Zutz, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

This Application (including exhibits) consists of 28 pages

As filed with the Securities and Exchange Commission on April 10, 2018

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of:	)	THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER APPROVING THE TERMS OF CERTAIN OFFERS OF EXCHANGE PURSUANT TO SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940
)
AXA EQUITABLE LIFE INSURANCE	)
COMPANY	)
SEPARATE ACCOUNT A OF AXA	)
EQUITABLE LIFE INSURANCE COMPANY	)
AXA ADVISORS, LLC	)
AXA DISTRIBUTORS, LLC	)
1290 Avenue of the Americas	)
New York, New York 10104)
)
ALPS DISTRIBUTORS, INC.	)
1290 Broadway, Suite 1100)
Denver, CO 80203)
)
ALLIANCEBERNSTEIN INVESTMENTS, INC.	)
1345 Avenue of the Americas	)
New York, New York 10105)
)
File No. 812-14734)

I.    INTRODUCTION

AXA Equitable Life Insurance Company (“AXA Equitable”), Separate Account A of AXA Equitable Life Insurance Company (“Separate Account A”), AXA Advisors, LLC (“AXA Advisors”), AXA Distributors, LLC (“AXA Distributors”), ALPS Distributors, Inc. (“ALPS Distributors”) and AllianceBernstein Investments, Inc. (“ABI”), referred to collectively herein as “Applicants,” hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 11 of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the terms of certain offers of exchange between certain separate accounts supporting variable annuity contracts and certain registered open-end management investment companies.

Applicants seek an order on behalf of AXA Equitable and any current or future affiliated life insurance company (each, an “Insurance Company” and collectively, the “Insurance Companies”), Separate Account A and any current or future separate account of an Insurance Company (each, a “Separate Account” and collectively, the “Separate Accounts”), and AXA Advisors, AXA Distributors, ALPS Distributors, ABI and any current or future broker-dealer serving as principal underwriter of variable annuity contracts issued by an Insurance Company or registered open-end management investment companies advised by an affiliate of an Insurance Company (each, a “Distributor” and collectively, the “Distributors”).1

1 All existing entities that currently intend to rely on the requested order have been named as Applicants. Any existing or future entity that will rely on the order will comply with the terms of the exchange offers described in this Application. The Commission has previously extended comparable relief on a number of occasions to similarly situated future entities. See, e.g., Prudential Retirement Insurance and Annuity Company, Investment Company Act Release Nos. 28263 (May 7, 2008) (Notice) and 28297 (June 6, 2008) (Order) (812-13455) (hereinafter referred to as “Prudential Retirement”); State Farm Life Insurance Company, Investment Company Act Release Nos. 24927 (Apr. 5, 2001) (Notice) and 24970 (Apr. 30, 2001) (Order) (812-12210) (hereinafter referred to as “State Farm”); Prudential Insurance Company of America, Investment Company Act Release Nos. 23775 (Apr. 7, 1999) (Notice) and 23826 (May 5, 1999) (Order) (812-10798) (hereinafter referred to as “Prudential Insurance”).

Although Applicants intend to offer each exchange at relative net asset value, a Commission order is needed because each Separate Account is registered with the Commission as a unit investment trust under the 1940 Act. Section 11(c) of the 1940 Act requires Commission approval of exchange offers involving registered unit investment trusts, even if at net asset value, unless the exchange can be effected pursuant to an exemptive rule. Applicants believe that they may not rely on either Rule 11a-2 or Rule 11a-3 under the 1940 Act to effect exchanges between a unit investment trust separate account and an open-end management investment company that is not a separate account.

II.    DESCRIPTION OF APPLICANTS

A.	AXA Equitable

AXA Equitable is a New York stock life insurance company that has been in business since 1859 (including the operations of its predecessor). Its home office is located at 1290 Avenue of the Americas, New York, New York 10104. AXA Equitable is authorized to sell life insurance and annuities in 50 states, the District of Columbia, Puerto Rico and the Virgin Islands. It maintains local offices throughout the United States. AXA Equitable is a wholly-owned subsidiary of AXA Financial, Inc. (“AXA Financial”). AXA Financial, a holding company, is an indirect, wholly-owned subsidiary of AXA S.A. (“AXA”). AXA is a French holding company for an international group of insurance and related financial services companies and is publicly traded. As of December 31, 2017, AXA Financial and its consolidated subsidiaries managed approximately $669.9 billion in assets. These assets are primarily managed for domestic and overseas investors, mutual funds, pension funds, endowment funds, and retirement and annuity programs for businesses, tax exempt organizations and individuals.

B.	Separate Account A

Separate Account A was established by AXA Equitable as a separate account under New York law in 1968 pursuant to authority granted by AXA Equitable’s Board of Directors. AXA Equitable serves as depositor for Separate Account A. Separate Account A is a “separate account” of AXA Equitable as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) under the 1940 Act. Separate Account A is registered under the 1940 Act as a unit investment trust for the purpose of funding certain variable annuity contracts issued by AXA Equitable (any such contract and any other current or future variable annuity contract issued by an Insurance Company that is funded by a Separate Account is hereinafter referred to as a “Contract” and collectively, the “Contracts”). Security interests under the Contracts have been registered under the Securities

Act of 1933, as amended (the “1933 Act”).2 The Contracts currently offer various subaccounts of Separate Account A, each of which invests exclusively in a single corresponding portfolio of EQ Advisors Trust or AXA Premier VIP Trust (together, the “Affiliated Trusts”) or certain unaffiliated trusts (the “Unaffiliated Trusts” and collectively with the Affiliated Trusts, the “Trusts”). The Trusts are registered under the 1940 Act as open-end management investment companies with multiple separate series or portfolios. Shares of the Trusts’ portfolios currently are sold exclusively to insurance company separate accounts, including Separate Account A and certain qualified plans, and are registered under the 1933 Act.3 The Affiliated Trusts are advised by AXA Equitable Funds Management Group, LLC (“AXA FMG”), an indirect wholly-owned subsidiary of AXA Financial, and the Unaffiliated Trusts are advised by certain unaffiliated investment advisers (collectively with AXA FMG, the “Advisers”).4 The Contracts may offer additional subaccounts of Separate Account A or any other Separate Account in the future, each of which may invest in any current or future portfolio of the Affiliated Trusts or in any current or future registered open-end management investment company, or series thereof, advised by AXA FMG or an affiliate.

C.	Distributors

AXA Advisors, AXA Distributors, ALPS Distributors and ABI are registered with the Commission as broker-dealers and are members of the Financial Industry Regulatory Authority (“FINRA”). AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly-owned subsidiary of AXA Equitable. ALPS Distributors is a Colorado corporation having its principal place of business at 1290 Broadway, Suite 1100, Denver, Colorado 80203. ABI is a Delaware corporation having its principal place of business at 1235 Avenue of the Americas, New York, New York 10105. AXA Advisors and AXA Distributors currently serve as the distributors and principal underwriters of the Contracts. ALPS Distributors and ABI currently serve as distributors and principal underwriters for certain registered open-end management investment companies advised by AXA FMG or an affiliate (any such current or future investment company, or series thereof, advised by AXA FMG or an affiliate is hereinafter referred to as an “Affiliated Fund” and collectively, the “Affiliated Funds”).

III.    DESCRIPTION OF THE PROGRAM

Applicants and their affiliates propose to offer the AXA Retirement 360 Defined Contribution Program, a retirement program designed to provide participants (“Participants”) in a single coordinated program a selection of investment options, including both Contracts and mutual fund options, and the ongoing ability to transfer their account values among one or more

2 Reg. Nos. 002-30070, 333-153809, 333-81393, 333-81501, 333-130988, 333-186807, 033-47949, 033-58950, 333-218513 and 811-01705. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate the registration statements for the Contracts to the extent necessary to support and supplement the descriptions and representations set out in this Application. As explained in the registration statements, the annuity may be offered as an individual contract or as an interest under a group annuity contract. The “Contracts” means both any individual contract and any certificate providing rights under a group annuity contract.

3 Reg. Nos. 333-17217 and 811-07953; and 333-70754 and 811-10509 (Affiliated Trusts). Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate the registration statements for the Affiliated Trusts to the extent necessary to support and supplement the descriptions and representations set out in this Application.

4 For certain portfolios of the Affiliated Trusts, AXA FMG has entered into sub-advisory agreements with one or more sub-advisers to carry out certain investment functions for the portfolios. AXA FMG is responsible for overseeing the activities of the sub-advisers and for recommending their hiring, termination and replacement to the board of trustees of the portfolios.

investment options without charge (the “Program”). Thus, Participants will be permitted to select from, and allocate their investments to, one or more Contracts and mutual fund options available under the Program. The Program is designed to serve the retirement income needs of Participants by combining the benefits of direct investments in mutual funds with the retirement benefits available through variable annuity contracts. The Program is also designed to add mutual fund investment options to retirement programs that currently offer only variable annuity options. Applicants may in the future design additional similar programs.

The Program is designed for ongoing retirement arrangements that qualify for federal tax benefits under Sections 401(a), 403 or 457 of the Internal Revenue Code of 1986, as amended (the “Code”) and certain non-qualified arrangements.

A.	Investment Options

AXA Equitable has issued certain Contracts that it will make available under the Program at or following its inception.5 The Contracts will be offered to new retirement plan customers, and existing Contract owners will have the option to elect to participate in the Program. The Contracts permit Contract owners to allocate Contract value to and among the various subaccounts of the Separate Accounts (any such current or future subaccount is hereinafter referred to as a “Subaccount” and collectively, the “Subaccounts”). Each current Subaccount invests in a portfolio of the Trusts.6 Each Contract permits transfers of Contract value among the Subaccounts subject to certain restrictions set forth in the Contract prospectus.

5 These Contracts currently consist of the following: EQUI-VEST® (Employer-Sponsored Retirement Plans), TSA AdvantageSM (Series 600), EQUI-VEST® VantageSM (Series 900), EQUI-VEST® (Series 100-500), (a combination variable and fixed deferred annuity contract), EQUI-VEST® (Series 201) (Employer-Sponsored Retirement Plans), EQUI-VEST® ExpressSM (Series 700) (a combination variable and fixed deferred annuity contract), EQUI-VEST® ExpressSM (Series 701) (a variable deferred annuity contract), EQUI-VEST® (Series 800) (a combination variable and fixed deferred annuity contract), EQUI-VEST® (Series 801) (a combination variable and fixed deferred annuity contract), EQUI-VEST® Strategies (Series 900) (a group flexible premium deferred variable annuity contract), EQUI-VEST® Strategies (Series 901) (a group flexible premium deferred variable annuity contract), MomentumSM (a group deferred annuity contract), and Momentum PlusSM (a group deferred annuity contract); and AXA Retirement 360 Personal Income Benefit (a group flexible premium deferred variable annuity contract) which is not yet effective as of this date. AXA Equitable or any other Insurance Company may issue additional Contracts in the future that may be made available under the Program.

6 The current Subaccounts invest in the following portfolios of the Affiliated Trusts: All Asset Growth - Alt 20 Portfolio, 1290 VT DoubleLine Dynamic Allocation Portfolio (fka: All Asset Moderate Growth - Alt 15 Portfolio), AXA 2000 Managed Volatility Portfolio, AXA 400 Managed Volatility Portfolio, AXA 500 Managed Volatility Portfolio, AXA Balanced Strategy Portfolio, AXA Conservative Growth Strategy Portfolio, AXA Conservative Strategy Portfolio, AXA Global Equity Managed Volatility Portfolio, AXA International Core Managed Volatility Portfolio, AXA International Managed Volatility Portfolio, AXA International Value Managed Volatility Portfolio, AXA Large Cap Core Managed Volatility Portfolio, AXA Large Cap Growth Managed Volatility Portfolio, AXA Large Cap Value Managed Volatility Portfolio, AXA Mid Cap Value Managed Volatility Portfolio, AXA Moderate Growth Strategy Portfolio, 1290 VT SmartBeta Equity Portfolio (fka: AXA SmartBeta Equity Portfolio), AXA/AB Dynamic Moderate Growth Portfolio, AXA/AB Small Cap Growth Portfolio, 1290 VT DoubleLine Opportunistic Bond Portfolio (fka AXA/DoubleLine Opportunistic Core Plus Bond Portfolio), AXA/Franklin Balanced Managed Volatility Portfolio, AXA/Franklin Small Cap Value Managed Volatility Portfolio, AXA/Franklin Templeton Allocation Managed Volatility Portfolio, AXA/Goldman Sachs Strategic Allocation (not yet effective), 1290 VT Small Cap Value Portfolio (fka:AXA/Horizon Small Cap Value Portfolio), AXA/Invesco Strategic Allocation (not yet effective), AXA/Loomis Sayles Growth Portfolio, AXA/Mutual Large Cap Equity Managed Volatility Portfolio, AXA/Templeton Global Equity Managed Volatility Portfolio, EQ/BlackRock Basic Value Equity Portfolio, 1290 Equity Income Portfolio (fka: EQ/Boston Advisors Equity Income Portfolio), 1290 VT Socially Responsible Portfolio (fka: EQ/Calvert Socially Responsible Portfolio), EQ/Capital Guardian Research Portfolio, EQ/Common Stock Index Portfolio, EQ/Core Bond Index Portfolio, EQ/Emerging Markets Equity PLUS Portfolio, EQ/Equity 500 Index Portfolio, 1290 VT GAMCO Mergers & Acquisitions Portfolio (fka:EQ/GAMCO Mergers and Acquisitions Portfolio), 1290 VT GAMCO Small Company Value Portfolio (fka:EQ/GAMCO Small Company Value Portfolio), EQ/Global Bond PLUS Portfolio, 1290 VT High Yield Bond Portfolio (fka: EQ/High Yield Bond Portfolio), EQ/Intermediate Government Bond Portfolio, EQ/International Equity Index Portfolio, EQ/Invesco Comstock Portfolio, EQ/JPMorgan Value Opportunities Portfolio, EQ/Large Cap Growth Index Portfolio, EQ/Large Cap Value Index Portfolio, EQ/MFS International Growth Portfolio, EQ/Mid Cap Index Portfolio, EQ/Money Market Portfolio, AXA/Janus Enterprise Portfolio (fka: EQ/Morgan Stanley Mid Cap Growth Portfolio), EQ/Oppenheimer Global Portfolio, EQ/PIMCO Global Real Return Portfolio, EQ/PIMCO Ultra Short Bond Portfolio, EQ/Quality Bond PLUS Portfolio, EQ/Small Company Index Portfolio, EQ/T. Rowe Price Growth Stock Portfolio, EQ/UBS Growth and Income Portfolio, AXA/ClearBridge Large Cap Growth Portfolio (fka: EQ/Wells Fargo Omega Growth Portfolio), Multimanager Aggressive Equity Portfolio, Multimanager Core Bond Portfolio, Multimanager Mid Cap Growth Portfolio, Multimanager Mid Cap Value Portfolio and Multimanager Technology Portfolio. AXA Premier VIP Trust: AXA Aggressive Allocation Portfolio, AXA Conservative Allocation Portfolio, AXA Conservative-Plus Allocation Portfolio, AXA Moderate Allocation Portfolio, AXA Moderate-Plus Allocation Portfolio, Charter Moderate Portfolio, Charter Multi-Sector Bond Portfolio, Charter Small Cap Growth Portfolio, Charter Small Cap Value Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2035 Allocation Portfolio, Target 2045 Allocation Portfolio and Target 2055 Allocation.

Applicants and their affiliates propose in the future to expand the investment options under the Program to include certain Affiliated Funds, such that Participants in the Program may allocate their investments to a Contract and/or to certain Affiliated Funds.7

ALPS Distributors serves as the principal underwriter and distributor for the “1290 Funds” (as defined below) and ABI serves as the principal underwriter and distributor for the “ABI Funds” (as defined below). ALPS Distributors and ABI currently intend to make available to the Program shares of the following 87 Affiliated Funds: 1290 Convertible Securities Fund, 1290 DoubleLine Dynamic Allocation Fund, 1290 GAMCO Small/Mid Cap Value Fund, 1290 Global Talents Fund, 1290 High Yield Bond Fund, 1290 Low Volatility Global Equity Fund, 1290 Multi-Alternative Strategies Fund, 1290 SmartBeta Equity Fund, 1290 Unconstrained Bond Managers Fund, 1290 Retirement 2020 Fund, 1290 Retirement 2025 Fund, 1290 Retirement 2030 Fund, 1290 Retirement 2035 Fund, 1290 Retirement 2040 Fund, 1290 Retirement 2045 Fund, 1290 Retirement 2050 Fund, 1290 Retirement 2055 Fund and 1290 Retirement 2060 Fund, each a series of 1290 Funds (collectively, the “1290 Funds”); AB Intermediate Bond Portfolio,

7 Participants may also direct investments under the Program to investment options under annuity contracts that do not utilize a separate account registered under the 1940 Act (the “Non-1940 Act Investment Options”). Because the interests in the Non-1940 Act Investment Options are not securities issued by a registered investment company, exchanges involving those interests are not subject to Section 11 of the 1940 Act. Therefore, no exemptive relief is being sought in this Application with respect to exchanges to and from the Non-1940 Act Options. Participants may also direct investments to registered open-end investment companies (i.e., mutual funds) for which Applicants or their affiliates do not serve as investment adviser or principal underwriter (the “Unaffiliated Mutual Funds”). Because Unaffiliated Mutual Funds and their principal underwriters are not affiliated with Applicants, and because there will be no agreement, formally or informally, between any two Unaffiliated Fund families to offer a waiver of sales load or some other incentive for an exchange of shares from one Unaffiliated Fund family to the other in connection with the Program, Applicants believe that exchanges involving shares of such Unaffiliated Mutual Funds are not subject to Section 11 of the 1940 Act pursuant to Commission staff guidance. See, e.g., Alexander Hamilton Funds, SEC No-Action Letter (pub. avail. July 20, 1994).

AB Bond Inflation Strategy, AB All Market Real Return Portfolio, AB Municipal Bond Inflation Strategy, AB Limited Duration High Income Portfolio, AB Tax-Aware Fixed Income Portfolio, AB Credit Long/Short Portfolio, AB High Yield Portfolio and AB Income Fund, each a series of AB Bond Fund, Inc.; AB Small Cap Growth Portfolio, AB Emerging Markets Multi-Asset Portfolio, AB Select US Equity Portfolio, AB Select US Long/Short Portfolio, AB Concentrated Growth Fund, AB Multi-Manager Alternative Strategies Fund, AB Long/Short Multi-Manager Fund, AB Global Core Equity Portfolio, AB FlexFee Emerging Markets Growth Portfolio (formerly, AB Emerging Markets Growth Portfolio), AB Small Cap Value Portfolio, AB Multi-Manager Select Retirement Allocation Fund, AB Multi-Manager Select 2010 Fund, AB Multi-Manager Select 2015 Fund, AB Multi-Manager Select 2020 Fund, AB Multi-Manager Select 2025 Fund, AB Multi-Manager Select 2030 Fund, AB Multi-Manager Select 2035 Fund, AB Multi-Manager Select 2040 Fund, AB Multi-Manager Select 2045 Fund, AB Multi-Manager Select 2050 Fund, AB Multi-Manager Select 2055 Fund, AB All Market Income Portfolio, AB All Market Alternative Return Portfolio, AB Concentrated International Growth Portfolio, AB International Strategic Core Portfolio, AB Emerging Markets Core Portfolio and AB Asia ex-Japan Equity Portfolio, each a series of AB Cap Fund, Inc.; AB Core Opportunities Fund, Inc.; AB Discovery Growth Fund, Inc.; AB Equity Income Fund, Inc.; AB Government Money Market Portfolio, a series of AB Fixed-Income Shares, Inc.; AB Global Bond Fund, Inc.; AB Global Real Estate Investment Fund, Inc.; AB Global Risk Allocation Fund, Inc.; AB Global Thematic Growth Fund, Inc.; AB Growth and Income Fund, Inc.; AB High Income Fund, Inc.; AB Global Real Estate Investment Fund II, a series of AB Institutional Funds, Inc.; AB Sustainable International Thematic Fund, Inc.; AB Large Cap Growth Fund, Inc.; AB California Portfolio, AB High Income Municipal Portfolio, AB National Portfolio and AB New York Portfolio, each a series of AB Municipal Income Fund, Inc.; AB Arizona Portfolio, AB Massachusetts Portfolio, AB Michigan Portfolio, AB Minnesota Portfolio, AB New Jersey Portfolio, AB Ohio Portfolio, AB Pennsylvania Portfolio and AB Virginia Portfolio, each a series of AB Municipal Income Fund II; AB International Value Fund, AB Discovery Value Fund and AB Value Fund, each a series of AB Trust; AB Unconstrained Bond Fund, Inc.; Short Duration Plus Portfolio, New York Municipal Portfolio, California Municipal Portfolio, Diversified Municipal Portfolio, International Portfolio and Tax-Managed International Portfolio, each a series of Sanford C. Bernstein Fund, Inc.; and AB Growth Fund, AB Balanced Wealth Strategy, AB Wealth Appreciation Strategy, AB Conservative Wealth Strategy, AB Tax-Managed Balanced Wealth Strategy, AB Tax-Managed Wealth Appreciation Strategy and AB Tax-Managed Conservative Wealth Strategy, each a series of The AB Portfolios (the Affiliated Funds other than the 1290 Funds are collectively referred to herein as the “ABI Funds”).8 ALPS Distributors and ABI may make available shares of additional Affiliated Funds in the future with respect to such respective Affiliated Funds for which ALPS Distributors or ABI, as the case may be, serves as principal underwriter and distributor.

8 Reg. Nos. 333-195390 and 811-22959; 002-48227 and 811-02383; 002-29901 and 811-01716; 333-90261 and 811-09687; 002-10768 and 811-00204; 002-10768 and 811-00204; 033-66630 and 811-07916; 033-34001 and 811-06068; 033-45328 and 811-06554; 333-08153 and 811-07707; 002-10988 and 811-00134; 002-70427 and 811-03131; 002-11023 and 811-00126; 033-72460 and 811-08188; 333-37177 and 811-08403; 033-76598 and 811-08426; 033-49530 and 811-06730; 033-07812 and 811-04791; 033-60560 and 811-07618; 333-51938 and 811-10221; 033-63797 and 811-07391; 033-21844 and 811-05555; and 033-12988 and 811-05088. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate the registration statements for the Affiliated Funds to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Any class of shares of an Affiliated Fund made available in the Program is not subject to any sales charges on purchases or any sales charges or other withdrawal charges on redemption. No fee or charge applies to any exchange from one Affiliated Fund to another Affiliated Fund within the Program. The Affiliated Funds permit exchanges between multiple funds subject to certain conditions set forth in the prospectuses for the Affiliated Funds. Therefore, Participants are permitted to transfer from one Affiliated Fund to another Affiliated Fund subject to the conditions set forth in the prospectuses.

B.	Fees and Charges

1.	Contract Fees and Charges

An Insurance Company may assess various charges, fees and deductions against the Contracts available under the Program or the Separate Accounts. In addition, Contract owners indirectly bear the investment management fees and expenses of the underlying portfolios of the Trusts net of any fees and expenses waived and/or reimbursed by the Advisers to the Trusts. The fees and charges for the Contracts that currently will be made available under the Program are described below. Any Contract that may be made available under the Program in the future may have similar types of fees and charges.

Separate Account Charge. Some Contracts deduct a charge against the assets in Separate Account A to compensate AXA Equitable for mortality and expense risks, as well as administrative and financial accounting expenses under the Contracts. The annual charge ranges from 0% to 2.00%.

Annual Administrative Charge. Some Contracts deduct an annual administrative charge to defray administrative expenses in connection with issuing and administering the Contracts (ranges from $0 to $65).

Withdrawal Charge. The Contracts do not impose any sales charge on investments in the Contracts. Some Contracts, however, impose a withdrawal charge on withdrawals from or surrenders of the Contract (ranges from 0% – 7%). Under certain circumstances, including the terms of the exchange offers described herein, the withdrawal charges will be waived. Specifically, the withdrawal charges imposed by any such Contracts will be waived in connection with any exchange from a Subaccount to any other Subaccount or to any other investment option available under the Program, including any Affiliated Fund and any Unaffiliated Fund. Following any such exchange, any withdrawal charge that might otherwise be deducted upon subsequent withdrawal from or surrender of a Contract will be waived and any sales charge that might otherwise be applicable to any Subaccount or to any other investment option available under the Program when subsequently sold will be waived. The Separate Account prospectus will disclose the effect of any exchange on the withdrawal charges described above.

Charge for Third-Party Transfer or Direct Rollover. AXA Equitable reserves the right to charge for third-party transfers or rollovers from the Contracts to a permissible funding vehicle offered by another provider or to another eligible retirement plan (current and maximum charge up to $115).

Plan Loan Charges. Some Contracts provide for the following loan charges. AXA Equitable deducts a loan set-up charge in an amount up to $25 for administrative expenses associated with setting up the loan. AXA Equitable charges a loan record-keeping charge in an amount up to $6.25 per quarter for additional expenses with administering the loan.

Net Loan Interest Charge. Some Contracts provide for a net loan interest charge. The net loan interest charge is determined by the excess between the interest rate charged by AXA Equitable over the interest rate credited by AXA Equitable. The maximum net loan interest charge is 2%.

Special Service Charges. AXA Equitable deducts a charge for providing the following special services. AXA Equitable reserves the right to charge for (i) outgoing wire transfers (current and maximum charge of $90) and (ii) sending a check by express mail delivery (current and maximum charge of $35).

Plan Operating Expense Charge. Depending on an employer’s retirement plan, AXA Equitable may be instructed to withdraw a plan operating expense from a Contract. The amount withdrawn is determined by the employer, consistent with the terms of the employer’s plan document.

Premium Taxes. AXA Equitable may deduct the charge for premium taxes imposed on AXA Equitable by certain states or jurisdictions, which currently range from 0% to 1% of Contract value. No premium tax deduction will be applied to any exchange between a Subaccount and an Affiliated Fund under the Program.

Underlying Portfolio Expenses. Investments in a Contract bear indirectly the fees and expenses of the underlying portfolios of the Trusts. For the year ended December 31, 2017, the fees and expenses ranged from 0.59% to 1.35% for the underlying portfolios of EQ Advisors Trust and from 1.00% to 1.45% for the underlying portfolios of AXA Premier VIP Trust.9

Personal Income Benefit Charge. Some Contracts offer an optional lifetime withdrawal benefit for an additional charge. AXA Equitable deducts an annual charge up to 1.5% of assets allocated to the optional benefit.

Enhanced Death Benefit Charge. Some Contracts offer an optional enhanced death benefit for an additional charge. AXA Equitable deducts an annual charge equal to 0.15%.

2.	Affiliated Fund Fees and Expenses

Investments in the shares of Affiliated Funds available under the Program are not subject to any sales charges on purchases or any sales charges or other withdrawal charges on redemption. No fee or charge applies to any exchange from one Affiliated Fund to another Affiliated Fund under the Program. Investments in the Affiliated Funds are subject to ongoing fees and expenses. The annual rate of fees and expenses for the shares of the Affiliated Funds currently available in the Program, including any fees under Rule 12b-1 of the 1940 Act, as set forth in the current prospectuses for the Affiliated Funds currently range from 0% to 2.26%

9 These expenses are based on the most recent fiscal year of each underlying portfolio as set forth in the current prospectuses for the underlying portfolios and reflect the effect of certain contractual waivers of fees or reimbursements of expenses. Without the waivers and reimbursements, expenses would have ranged from 0.59% to 1.72% for the underlying portfolios of EQ Advisors Trust and from 1.06% to 2.07% for the underlying portfolios of AXA Premier VIP Trust.

for the ABI Funds and from 0.65% to 1.90% for the 1290 Funds.10 Any Affiliated Fund that may be made available under the Program in the future may have similar fees and expenses. The fees and expenses to which the Affiliated Funds are subject may change from time to time and are, and will be, subject to compliance with the requirements of the 1940 Act and rules thereunder and the limits imposed by FINRA.

IV.    THE PROPOSED EXCHANGE FEATURE

The Program is designed to provide flexibility to transfer value among the investment options as and when they become available under the Program. Under existing procedures and established exemptive rules, exchanges may be made among the Subaccounts of different Contracts,11 and exchanges may be made among the Affiliated Funds.12

Applicants propose to add an additional exchange feature under the Program. In particular, Applicants propose that Participants be permitted to transfer value: (1) from a Subaccount to an Affiliated Fund; and (2) from an Affiliated Fund to a Subaccount. The exchange feature is intended to provide Participants with new investment options and an attractive way to exchange existing interests among Contracts and Affiliated Funds without a sales charge. In this regard, the exchange feature offers additional investment flexibility and a streamlined process by which Participants may purchase investments that best suit their preferences and circumstances. Applicants seek a Commission order under Section 11 of the 1940 Act to permit this additional exchange feature on the terms and conditions set forth herein. Applicants represent that the exchange feature under the Program will meet the following conditions:

1.

Any exchange will be effected contemporaneously at the relative net asset value of the securities exchanged and will be priced in accordance with Rule 22c-1 under the 1940 Act (i.e., immediately after an exchange, the value of a Participant’s investment in the acquired security will be equal to the value of the Participant’s investment in the exchanged security immediately prior to the exchange).

10 These expenses are based on the most recent fiscal year of each Affiliated Fund as set forth in the current prospectuses for the Affiliated Funds and reflect the effect of certain contractual waivers of fees or reimbursements of expenses. Without the waivers and reimbursements, expenses would have ranged from 0.00% to 5.74% for the ABI Funds and from 1.53% to 5.35% for the 1290 Funds.

11 Rule 11a-2 provides that exchange offers may be made with respect to interests in variable annuity separate accounts without Commission approval provided that the exchange is on the basis of net asset value, except that the offering separate account may deduct a front-end sales load and an administrative fee subject to certain conditions in the rule, and provided that any deferred sales load on the acquired security meets certain conditions in the rule. The exchanges between and among the Subaccounts meet the requirements of Rule 11a-2 because the exchanges are at net asset value, no administrative fee is charged in connection with the exchanges, the Contracts have no front-end sales charges and either have no deferred sales charges or withdrawal charges or those charges are being waived.

12 Rule 11a-3 provides that exchange offers may be made to holders of securities of registered open-end investment companies without Commission approval, subject to certain limitations on sales charges and administrative fees and subject to the following requirements: (1) the investment company’s prospectus must disclose any administrative or redemption fees and, if applicable, the fact that the offering company reserves the right to terminate or modify the exchange offer; and (2) any sales literature must disclose the existence of any administrative or redemption fee and any reservation of rights by the offering company to terminate or modify the exchange offer. The exchanges between and among the Affiliated Funds meet the requirements of Section 11(a) and Rule 11a-3 because the exchanges are at net asset value without any administrative or other fee and share classes used in the Program have no front-end or deferred sales charge.

2.	No sales charge or other charge will be assessed in connection with a withdrawal from a Separate Account to be transferred to an Affiliated Fund.

3.	No sales charge or other charge will be assessed in connection with an allocation to a Separate Account from a transfer from an Affiliated Fund.

4.

ALPS Distributors will offer in the Program only classes of the 1290 Funds (or any future Affiliated Fund for which it will serve as principal underwriter and distributor) that do not charge any sales or other charges on purchases or redemptions.

5.

ABI will offer in the Program only classes of the ABI Funds (or any future Affiliated Fund for which it will serve as principal underwriter and distributor) that do not charge any sales or other charges on purchases or redemptions.

6.	The exchange will not be a taxable event or have adverse tax consequences for the Participants.

7.

The Separate Account prospectus will disclose the terms of the exchange feature, including: (i) the fact that Applicants reserve the right to terminate or modify the Program upon notice; (ii) any limitations on exchanges; and (iii) the effect of an exchange on any Contract benefits.

Exchanges will be subject to any rules or procedures established under the Contract or established by the Affiliated Funds with respect to transfers and redemptions generally, including minimum transfer amounts and policies and procedures relating to frequent transfers and abusive trading practices. Applicants also reserve the right to implement exchange limitations for the Program generally, although they have no intention of implementing any such limitations and would seek to do so primarily for the purpose of addressing any apparent abusive practices in connection with the exchanges that may arise. Importantly, no fees or charges will be assessed in connection with any exchange from a Subaccount to an Affiliated Fund or from an Affiliated Fund to a Subaccount. In this regard, the Insurance Company will waive any otherwise applicable sales charge or other withdrawal charge on withdrawals from or surrenders of the Contract in connection with an exchange from a Subaccount to an Affiliated Fund.

Applicants intend to make this exchange feature available on an ongoing basis to all Participants, but reserve the right to terminate or materially amend the offer with respect to all or any of the investment options with advance notice to affected Participants at least 60 days prior to the date of termination or the effective date of the amendment, subject to the following limited exceptions. First, no such notice would be required if, under extraordinary circumstances, there is a suspension in the redemption of the exchanged security under Section 22(e) of the 1940 Act or the rules thereunder.13 Second, no such notice would be required if the offering company temporarily delays or ceases the sale of the security because it is unable to invest amounts effectively in accordance with applicable investment objectives, policies and restrictions. Any advance notice of a terminated or amended exchange offer would be provided to affected Participants in the same or a similar manner by which existing Contract owners and Affiliated Fund shareholders are currently notified of similar types of changes, which may include providing information via an Applicant’s website and/or filing with the Commission and mailing to Participants a prospectus supplement.

The exchange feature is available to Participants on an entirely voluntary basis. The determination of whether to accept or reject any exchange offer will be made by each Participant.

V.    ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER

Section 11(a) of the 1940 Act provides, in pertinent part, that “[i]t shall be unlawful for any registered open-end company or any principal underwriter for such a company to make or cause to be made an offer to the holder of a security of such company or of any other open-end investment company to exchange his security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities to be exchanged, unless the terms of the offer have first been submitted to and approved by the Commission or are in accordance with such rules and regulations as the Commission may have prescribed in respect of such offers which are in effect at the time such offer is made.” Section 11(c) provides that, irrespective of the basis of exchange, subsection (a) shall be applicable to any offer of exchange of any security of a registered open-end company for a security of a registered unit investment trust, or to any offer of exchange of any security of a registered unit investment trust for the securities of any other investment company. Accordingly, although all of the proposed exchanges would be at net asset value, the involvement of any registered unit investment trust (such as Separate Account A) requires a prior order of approval of the Commission. Applicants believe they may not rely on either Rule 11a-2 or Rule 11a-3 under the 1940 Act because these rules do not address exchanges between a unit investment trust separate account and an open-end investment company that is not a separate account.

The legislative history of Section 11 indicates that the purpose of the provision is to provide the Commission with an opportunity to review the terms of certain offers of exchange to ensure that a proposed offer is not being made “solely for the purpose of exacting additional selling charges.” H. Rep. No. 2639, 76th Cong., 2d Sess. 8 (1940). One of the practices Congress sought to prevent through Section 11 was the practice of inducing investors to switch securities so that the promoter could charge investors another sales load.

[13]

Section 22(e) permits a fund to suspend the right of redemption of its redeemable securities for more than seven days only during periods when: the New York Stock Exchange (“NYSE”) is closed (other than customary week-end and holiday closings); trading on the NYSE is restricted; an emergency exists as a result of which (i) disposal by the company of securities owned by it is not reasonably practicable, or (ii) it is not reasonably practicable for the fund fairly to determine the value of its net assets; or the Commission, by order, may permit such suspension for the protection of the fund’s security holders. See 15 U.S.C. 80a-22(e).

The proposed exchange offers for which approval is sought involve no possibility of the abuse to which Section 11 was directed because the exchange offers will be based on the relative net asset values or unit values of the interests being exchanged and no fees or charges will be assessed in connection with any exchange from a Subaccount to an Affiliated Fund or from an Affiliated Fund to a Subaccount. With respect to exchanges from a Subaccount to an Affiliated Fund, the Affiliated Fund shares will have no front-end sales charge and any otherwise applicable sales charge or other withdrawal charge on withdrawals from or surrenders of the Contract will be waived. Similarly, with respect to exchanges from an Affiliated Fund to a Subaccount, the Affiliated Fund shares will have no deferred sales charge and the Contracts will have no front-end sales charge. Nevertheless, because each of the proposed exchange offers involves a unit investment trust, Section 11(c) makes Section 11(a) applicable irrespective of the basis of the exchange. Thus, exemptive relief is necessary for Applicants to offer the proposed exchange feature.

The Commission has approved numerous applications providing for exchanges similar to those proposed in this Application between variable annuity contracts and publicly available open-end management investment companies. See, e.g., Prudential Retirement, supra (exchanges from variable annuity contracts into registered open-end management investment companies and from registered open-end management investment companies into variable annuity contracts); State Farm, supra (exchanges from variable annuity contracts into registered open-end management investment companies, including registered open-end management investment companies that charged Rule 12b-1 fees, and from registered open-end management investment companies into variable annuity contracts); Prudential Insurance, supra (exchange offers from individual variable annuity contracts into registered open-end management investment companies); Princor Balanced Fund, Inc., Investment Company Act Release Nos. 21831 (Mar. 13, 1996) (Notice) and 21904 (Apr. 17, 1996) (Order) (812-9784) (exchanges from variable annuity contracts to shares of registered open-end management investment companies); First Investors Corporation, Investment Company Act Release Nos. 20752 (Dec. 2, 1994) (Notice) and 20814 (Dec. 30, 1994) (Order) (812-8880) (exchange offers of shares of registered open-end management investment companies for interests in variable annuity contracts and vice versa, and from registered open-end management investment companies into single payment plans and among certain payment plans); Western Life Insurance Company, Investment Company Act Release Nos. 18103 (Apr. 17, 1991) (Notice) and 18150 (May 15, 1991) (Order) (812-6894) (transfers among insurance policies, variable annuity contracts, and registered open-end management investment companies, including to open-end management investment companies that charged Rule 12b-1 fees) (hereinafter referred to as “Western Life”); Charter National Life Insurance Company, Investment Company Act Release Nos. 18083 (Apr. 8, 1991) (Notice) and 18130 (May 1, 1991) (Order) (812-7660) (exchange offers of shares of registered open-end management investment companies for interests in flexible premium variable deferred annuity contracts); The Travelers Insurance Company, Investment Company Act Release Nos. 9120 (Jan. 12, 1976) (Notice) and 9153 (Feb. 11, 1976) (Order) (812-3837) (transfers of investments in registered open-end management investment companies to variable annuity contracts at net asset value plus the imposition of a transfer charge).

The Commission, in adopting Rule 11a-3 under the 1940 Act, did not prohibit or restrict exchange offers where the acquired mutual fund shares involve a Rule 12b-1 fee. It recognized the possibility that the acquired security might have a Rule 12b-1 fee by considering such fee as a factor in calculating the holding period for deferred sales charges. See Rule 11a-3(b)(5)(i) under the 1940 Act. Furthermore, the Commission previously has approved an exchange program from a variable annuity contract to open-end management investment companies with Rule 12b-1 plans. See Western Life, supra.

Applications under Section 11(a) and orders granting those applications appropriately have focused on sales loads or sales load differentials and administrative fees imposed in connection with effecting a proposed exchange. Rule 11a-2, adopted under Section 11 of the 1940 Act, provides blanket Commission approval of certain types of offers of exchange of one variable annuity contract for another, or of one variable life insurance contract for another. The adoption of Rule 11a-3 represents the most recent Commission action under Section 11 of the 1940 Act. As with Rule 11a-2, Rule 11a-3 is focused primarily on sales and administrative charges that would be incurred by investors for effecting exchanges. Applicants submit that the terms of the proposed offer are consistent with Rule 11a-3 because no sales charge or administrative charge will be incurred by Participants as a result of any exchange from a Subaccount to an Affiliated Fund or from an Affiliated Fund to a Subaccount. Because the Separate Account involved in the proposed exchange offer is organized as a unit investment trust rather than as a management investment company, Applicants believe that they may not rely on Rule 11a-3.

VI.    CLASS RELIEF

Applicants request that the order extend to all similarly situated current and future affiliated entities, defined previously as Insurance Companies, Separate Accounts and Distributors. Applicants also request that the order extend to all Contracts issued by an Insurance Company that are substantially similar to the existing Contracts and to any share class of any Affiliated Fund for which there are no front-end sales charges or deferred sales charges.

Applicants submit that providing class relief is appropriate. Because all exchanges that would be permitted under the order would be on the terms described in this Application, there will be no possibility of the abuses Congress sought to prevent through Section 11. Furthermore, without class relief, before Participants could be given any additional exchange options, Applicants would have to apply for and obtain additional exemptive orders. Applicants believe that such additional applications would present no new issues under the 1940 Act not already addressed in this Application, and thus Applicants and the Commission simply would be required to prepare and process repetitive exemptive applications that provide no additional protection to Participants. Finally, Applicants note that the Commission previously has granted class relief in this area on numerous occasions and, in several cases, has extended such class relief to similarly situated future entities. See, e.g., Prudential Retirement, supra; State Farm, supra; Prudential Insurance, supra; Security Benefit Life Insurance Company, Investment Company Act Release Nos. 23750 (Mar. 23, 1999) (Notice) and 23792 (Apr. 20, 1999) (Order) (812-11288); Security Benefit Life Insurance Company, Investment Company Act Release Nos. 20941 (Mar. 6, 1995) (Notice) and 20984 (Apr. 4, 1995) (Order) (812-9232); Western Life, supra.

VII.     CONCLUSION

Applicants submit that the proposed exchange offers at net asset value do not involve any of the abuses that Section 11 is designed to prevent and provide a benefit to Participants by expanding exchange privileges under the Program designed to provide a mix of investment options and annuity benefits for retirement savings.

For the foregoing reasons, Applicants request that the Commission issue an order under Sections 11(a) and 11(c) approving the exchange offers described herein.

VIII.    PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as follows:

AXA Equitable Life Insurance Company

Separate Account A of AXA Equitable Life Insurance Company

AXA Advisors, LLC

AXA Distributor, LLC

1290 Avenue of the Americas

New York, New York 10104

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

AllianceBernstein Investments, Inc.

1345 Avenue of the Americas

New York, New York 10105

Applicants further state that all written and oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. Copies of the Authorizations required by Rule 0-2(c) under the 1940 Act were attached to the initial Application as Exhibits A-1 through A-5 and to the First Amended and Restated Application as Exhibit A-1. Authorizations attached to the initial Application as Exhibits A-1, A-4, and A-5 and to the First Amended and Restated Application as Exhibit A-1 remain in full force and effect and are applicable to this Application. A new Authorization is attached to this Application as Exhibit A-2A. The Verifications required by Rule 0-2(d) are attached to this Application as Exhibits A-1, A-2B, A-3, A-4 and A-5.

Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

[Remainder of Page Left Blank Intentionally]

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 10th day of April, 2018, except as otherwise noted.

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Shane Daly
Shane Daly
Lead Director and Associate General Counsel

SEPARATE ACCOUNT A OF AXA EQUITABLE LIFE INSURANCE COMPANY

By:	AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Shane Daly
Shane Daly
Lead Director and Associate General Counsel

AXA ADVISORS, LLC

By:	/s/ Christian Cannon
Christian Cannon
Assistant Vice President and Counsel

AXA DISTRIBUTORS, LLC

By:	/s/ Alfred D’Urso
Alfred D’Urso
Vice President

ALPS DISTRIBUTORS, INC.

By:	/s/ Steven B. Price
Steven B. Price
Senior Vice President and Director of Distribution
Services

ALLIANCEBERNSTEIN INVESTMENTS, INC.

By:	/s/ Mark R. Manley
Mark R. Manley
Director and Secretary

Exhibit Index

Exhibit No.

A-1	Verification of AXA Distributors, LLC

A-2A	Authorization of AXA Advisors, LLC

A-2B	Verification of AXA Advisors, LLC

A-3 Verification of AXA Equitable Life Insurance Company and Separate Account A of AXA Equitable Life Insurance Company

A-4	Verification of ALPS Distributors, Inc.

A-5	Verification of AllianceBernstein Investments, Inc.

Exhibit A-1

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated April 10, 2018 for and on behalf of AXA Distributors, LLC (“AXA Distributors”); that he is a Vice President of AXA Distributors; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Alfred D’Urso
Alfred D’Urso
Vice President

Subscribed and sworn to before me, a Notary Public, this 30th day of March, 2018.

/s/ Francesca Divone
Notary Public
My commission expires: November 30, 2018

Exhibit A-2A

AUTHORIZATION

I, Kadeidre Screen, Secretary of AXA Advisors, LLC (“AXA Advisors”) hereby certify that the following is a true extract of Article VII of the By-Laws of AXA Advisors as now in full force and effect:

ARTICLE VII – GENERAL PROVISIONS

Section 7.01. Execution of Instruments. The Chairman of the Board, the President, any Vice President, the Secretary or the Treasurer may in the ordinary course of business enter into any contract or execute and deliver any instrument in the name and on behalf of the Company. The Board of Directors may authorize any officer or agent to enter into any contract or execute and deliver any instrument in the name and on behalf of the Company. Any such authorization may be general or limited to specific contracts or instruments.

Section 7.03. Deposits. Any funds of the Company may be deposited from time to time in such banks, trust companies or other depositaries as may be determined by the Board of Directors, the Chairman of the Board or the President, or by such officers or agents as may be authorized by the Board of Directors, the Chairman of the Board or the President to make such determination.

Section 7.04. Checks. All checks or demands for money and notes of the Company shall be signed by such officer or officers or such agent or agents of the Company, and in such manner, as the Board of Directors, the Chairman of the Board or the President from time to time may determine.

Section 7.05. Sale, Transfer, etc. of Securities. To the extent authorized by the Board of Directors, by the Chairman of the Board or by the President, any Vice President, the Secretary or the Treasurer or any other officers designated by the Board of Directors, the Chairman of the Board or the President may sell, transfer, endorse, and assign, in each case in the ordinary course of business, any interests of stock, bonds or other securities owned by or held in the name of the Company, and may make, execute and deliver in the name of the Company, under its company seal, any instruments that may be appropriate to effect any such sale, transfer, endorsement or assignment.

And I further certify that Christian Cannon is a duly elected, qualified, and acting Assistant Vice President and Counsel of AXA Advisors and he is empowered as outlined above to sell, assign or endorse for transfer, certificates representing stocks, bonds, or other securities now registered or hereafter registered in the name of AXA Advisors.

IN WITNESS WHEREOF, I have hereunto affixed my signature and Seal of AXA Advisors this 30th day of March, 2018.

/s/ Kadeidre Screen
Kadeidre Screen
Secretary

Exhibit A-2B

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated April 10, 2018 for and on behalf of AXA Advisors, LLC (“AXA Advisors”); that he is Assistant Vice President and Counsel of AXA Advisors; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christian Cannon
Christian Cannon
Assistant Vice President and Counsel

Subscribed and sworn to before me, a Notary Public, this 9th day of April, 2018.

/s/ Morgan Millett
Notary Public
My commission expires: September 16, 2020

Exhibit A-3

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated April 10, 2018 for and on behalf of AXA Equitable Life Insurance Company (“AXA Equitable”) and Separate Account A of AXA Equitable Life Insurance Company; that he is a Lead Director and Associate General Counsel of AXA Equitable (the depositor of Separate Account A of AXA Equitable Life Insurance Company); and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Shane Daly
Shane Daly
Lead Director and Associate General Counsel

Subscribed and sworn to before me, a Notary Public, this 10th day of April, 2018.

/s/ Kadeidre Novella Screen
Notary Public
My commission expires: September 9, 2018

Exhibit A-4

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated April 10, 2018, for and on behalf of ALPS Distributors, Inc. (“ALPS Distributors”); that he is a Senior Vice President and Director of Distribution Services of ALPS Distributors, Inc.; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steven B. Price
Steven B. Price
Senior Vice President and Director of Distribution
Services

Subscribed and sworn to before me, a Notary Public, this 4th day of April, 2018.

/s/ Lynn Oliver
Notary Public
My commission expires: April 21, 2018

Exhibit A-5

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application dated April 10, 2018, for and on behalf of AllianceBernstein Investments, Inc. (“ABI”); that he is a Director and Secretary of ABI; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark R. Manley
Mark R. Manley
Director and Secretary

Subscribed and sworn to before me, a Notary Public, this 27th day of March, 2018.

/s/ Tyena Iglesias
Notary Public My commission expires: July 28, 2020